CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

                                     Years Ended December 31
                                    1995       1994       1993

Net sales (note 8)               $62,291     63,142     45,653

Cost of sales                     35,163     31,323     22,122

     Gross profit                 27,128     31,819     23,531

Selling, general and adminis-
 trative expenses (note 2)        20,993     19,368     16,171

Product development and
 engineering expenses              6,746      6,039      6,800

     Operating income (loss)        (611)     6,412        560

Interest and other income            661        423        149

Interest expense (note 2)           (406)      (197)      (210)

     Earnings (loss) before
      income taxes                  (356)     6,638        499

Income taxes (note 6)               (191)     2,516        163

     Net earnings (loss)         $  (165)     4,122        336

Net earnings (loss) per common
  and common equivalent share    $  (.03)       .71        .06
  (note 5)

Weighted average number of
  common and common equivalent
  shares (note 5)                   5,532     5,766       5,721


See accompanying notes to consolidated financial statements.





CONSOLIDATED BALANCE SHEETS
(In thousands)
                                               December 31
                                             1995       1994

ASSETS
Current assets:
  Cash, including interest-bearing
   deposits of $311 in 1995 and $787
   in 1994                                $ 1,881       1,537
  Reverse repurchase agreements               -         6,400

     Total cash and cash equivalents        1,881       7,937

  Trade accounts receivable, net of
   allowance for doubtful accounts
   of $500 in 1995 and $625 in 1994         16,237      16,222

  Inventories:
    Work in process                          3,623       3,334
    Parts and materials                      8,906       6,145

     Total inventories                      12,529       9,479

  Prepaid income taxes                       1,027         -
  Deferred income tax benefit (note 6)         869         778

     Total current assets                   32,543       34,416

Property, plant and equipment (note 3):
  Land                                         250          250
  Building and leasehold improvements        5,371        4,872
  Machinery and equipment                   17,213       13,919
  Furniture and fixtures                     1,238        1,051

                                            24,072       20,092
   Less accumulated depreciation
    and amortization                        11,949        9,376

     Net property, plant and equipment      12,123       10,716

Other assets (note 4)                        4,815          609

                                          $ 49,481       45,741


See accompanying notes to consolidated financial statements.


                                               December 31
                                             1995       1994
(In thousands,except share data)

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term
   debt (note 3)                          $   275         244
  Current installments of long-term
   debt to Parent (notes 2 and 3)             275         275
  Accounts payable                          4,431       5,552
  Income taxes                                -         1,186
  Accrued compensation costs                  994       1,452
  Deferred revenue                          1,296       1,147
  Other current liabilities                   220         593
  Due to Parent (note 2)                      240         355

     Total current liabilities              7,731      10,804

Long-term debt, excluding current
  installments (note 3)                     6,925         350
Long-term debt to Parent, excluding
 current installments (notes 2 and 3)       1,397       1,672
Deferred income taxes (note 6)                817         617

     Total liabilities                     16,870      13,443

Stockholders' equity (note 5):
  Preferred stock of $1.00 par value
    per share. Authorized 5,000,000
    shares; none issued or outstanding        -           -

  Common stock of $0.01 par value per
    share.  Authorized 20,000,000 shares;
    issued and outstanding 5,555,000 in
    1995 and 5,436,000 in 1994                56           54

  Additional paid-in capital               18,949       18,473

  Retained earnings                        13,606       13,771

     Total stockholders' equity            32,611       32,298

Commitments (note 9)
                                         $ 49,481       45,741





CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31                1995      1994      1993
(In thousands)

Cash from operating activities:
 Net earnings (loss)                $  (165)    4,122       336
 Adjustments to reconcile net
  earnings to net cash from
  operating activities:
    Depreciation and amortization     2,747     2,468      2,121
    Provision for doubtful accounts    (125)      325        100
    Deferred income taxes               109       (96)      (363)
    Changes in operating assets and
      liabilities:
       Trade accounts receivable        110    (4,461)    (2,609)
       Inventories                   (3,050)      997     (1,550)
       Accounts payable              (1,121)    2,087        571
       Income taxes                  (2,213)      913       (277)
       Accrued compensation costs      (458)      587       (114)
       Deferred revenue                 149       127        293
       Due to Parent and other         (301)      376        303

          Net cash provided by
           (used in) operating
           activities                (4,318)    7,445     (1,189)

 Cash flows from investing
  activities:
   Purchase of property, plant and
    equipment                        (4,259)   (2,622)    (2,343)
   Proceeds from maturities of
    marketable securities               -         800      1,210
   Investment in non-public U.S.
    company                          (2,500)      -          -
   Capitalized product software      (1,167)      -          -

          Net cash used in
           investing activities      (7,926)   (1,822)    (1,133)

Cash flows from financing actities:
  Payments on long-term debt to
   Parent                              (275)     (275)      (275)
  Payments on long-term debt           (244)     (217)      (192)
  Borrowings under long-term debt
   agreement                          6,850       -          -
  Proceeds from exercise of
   stock options                        237       109        -
  Withholding taxes paid on stock
   options                             (380)      -          -

          Net cash provided by
           (used in) financing
           activities                 6,188      (383)       (467)

          Net change in cash and
            cash equivalents         (6,056)    5,240      (2,789)

Cash and cash equivalents at
  January 1                           7,937     2,697       5,486
Cash and cash equivalents at
  December 31                       $ 1,881     7,937       2,697

Supplemental disclosure of
 cash flow information:
   Cash paid for income taxes       $ 1,476     1,349         953

   Cash paid for interest           $   372       197         210


See accompanying notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Three years ended December 31, 1995
(In thousands)
                                       Additional               Total
                        Common stock    paid-in    Retained  stockholders'
                       Shares  Amount   capital    earnings     equity

Balance, December 31,
 1992                  5,351   $ 54    $17,897     $ 9,313     $27,264
Net earnings             -       -         -           336         336
Grant of restricted
 stock                     8     -         113         -           113

Balance, December 31,
 1993                  5,359     54     18,010       9,649      27,713
Net earnings             -       -         -         4,122       4,122
Exercise of common
 stock options            96     -         362         -           362
Income tax benefit
 from exercise of
 non-qualified
 stock options (note
 6)                      -       -         354         -           354
Redemption of shares
 upon exercise of
 common stock options    (19)    -        (253)        -          (253)

Balance, December 31,
 1994                  5,436     54     18,473      13,771       32,298
Net loss                 -       -         -          (165)        (165)
Exercise of common
 stock options           172      2        235         -            237
Income tax benefit
 from exercise of
 non-qualified stock
 options (note 6)        -       -         621         -            -
Redemption of shares
 upon exercise of
 common stock option     (53)    -        (380)        -           (380)

Balance, December 31,
 1995                  5,555   $ 56    $18,949     $13,606      $32,611




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of LXE Inc. and its wholly-owned subsidiaries, LXE GmbH, LXE Belgium N.V., LXE Netherlands B.V., LXE Sweden A.B., and LXE France S.A.R.L., (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

LXE Inc. was organized in Georgia effective January 1, 1989 as a wholly-owned subsidiary of Electromagnetic Sciences, Inc. (the "Parent"), at which time the Company's initial capitalization was established. The Company completed its initial public offering in April 1991. As a result of this offering and stock options subsequently exercised by employees, the Parent's ownership interest in the Company decreased from 100% to 72% as of December 31, 1995.

The Company is engaged in the design, development, manufacture, sale, and support of wireless data communications products.
Following is a summary of the significant accounting policies followed by the Company:

MANAGEMENT'S USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
Revenues under most contracts are recognized when units are delivered or services are performed and represent amounts earned and billed under the terms of the contracts. Revenues collected in advance under certain service contracts are initially deferred and later recognized over the term of the contract. A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon the Company's evaluation of the economy, the industry and collection experience.

INVENTORIES
Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Work in process consists of raw material and production costs, including indirect manufacturing costs. Provisions for obsolescence and variances from standard costs are made in the period in which such amounts are determined.


CASH EQUIVALENTS
Cash equivalents at December 31, 1995 and 1994 consist of reverse repurchase agreements with a bank, with U. S. government securities as the underlying assets, and short term interest-bearing deposits. For the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

PRODUCT WARRANTY
The Company's products typically have a 180-day warranty.
Management maintains an accrual for warranty claims and adjusts this accrual periodically based on historical experience and known warranty claims.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the following estimated useful lives of the assets:

     Buildings                               25 years
     Machinery and equipment                 3 to 8 years
     Furniture and fixtures                  10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

The Company has adopted Statement of Financial Accounting Standard No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," which was issued in March 1995. The adoption of SFAS 121 did not result in any adjustments to the carrying value of property, plant and equipment or other long-lived assets.

INCOME TAXES
The Company provides for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EARNINGS PER SHARE
Earnings per common and common equivalent share are based on the weighted average number of shares of common stock outstanding and the equivalent shares derived from dilutive stock options (except in loss periods.) Fully diluted earnings per share are not significantly different from the primary earnings per share presented.

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign subsidiaries are remeasured into U.S. dollars at current exchange rates. Income and expenses of the foreign subsidiaries are remeasured into U.S. dollars at the approximate average exchange rates which prevailed during the year presented. The Company does not engage in any foreign currency speculation. The effects of remeasuring foreign currency financial statements are accumulated and reported in the consolidated statement of operations. Foreign currency transactions and remeasurement resulted in a net gain of $550,000 in 1995 and $237,000 in 1994 but had no material effect in 1993.

RELATED PARTY TRANSACTIONS
The Parent charges the Company for directly providing a variety of administrative services, including accounting, personnel, facilities operation and maintenance, data processing, copying and employee relations services, and for a portion of expenses related to employees of the Parent who provide senior management
services to the Company.   The charges for these services
represent a portion of actual direct and overhead expenses incurred by the Parent, and are allocated to the Company based on estimated relative time commitments of managerial personnel, relative net sales and relative numbers of employees. Management believes that these allocation methods are reasonable for the relevant costs. Charges from the Parent are reported in cost of sales, product development and engineering expenses or selling, general and administrative expenses, depending on the nature of each charge.

The Company's employees participate in the Parent's defined contribution pension plan. The contribution for all eligible employees under this plan is determined each year by the Parent's board of directors; although a minimum annual contribution is not required, the contribution target has been 5% of base payroll. Contributions to the plan are allocated to employees based upon an age-weighted formula that results in an equivalent benefit at age 65. The Parent allocates defined contribution expense to the Company based on actual cost. The Company also participates in the Parent's group health insurance plan, for which the Parent allocates expense based on the number of employees.



NOTE 2 - RELATED PARTY TRANSACTIONS

Following is a summary of transactions with the Parent (in thousands):

                                      1995       1994      1993
Due to Parent and long-term debt
  to Parent, beginning balance     $ 2,302      2,381     2,773

Charges from Parent:
  Administrative and related
   services                          1,724      1,739     1,579
  Retirement plan                      588        535       411
  Group health plan                  1,346      1,319     1,199
  Interest                             177        132       141
Short-term advances from Parent      1,000        -         -
Payments to Parent                  (4,950)    (3,529)   (3,447)
     Net change in due to Parent      (115)       196      (117)

Repayment of long-term debt to
  Parent                              (275)      (275)     (275)

Due to Parent and long-term debt
 to Parent, ending balance         $ 1,912      2,302     2,381



NOTE 3 - LONG-TERM DEBT AND LONG-TERM DEBT TO PARENT

Following is a summary of long-term debt and long-term debt to Parent (in thousands):

                                                    December 31
                                                  1995       1994
Industrial development revenue bond secured
  by land, building and equipment, due in
  varying monthly installments until March
  1997, including interest at 79% of the
  prime rate not to exceed 13.5% and not less
  than 7% (7% at the end of 1995 and 1994)      $  350        594

Revolving credit loan, unsecured, maturing
  in December 1998, interest payable quarterly
  at a variable rate (7.67% at the end of
  1995)                                          6,850        -

Junior mortgage debt to Parent secured by
  land, building and eqipment, due in monthly
  installments of $23 through December
  2001, plus interest at the prime rate
  (8.75% at the end of 1995 and 8.5% at the
  end of 1994)                                   1,672      1,947
Total long-term debt and long-term
  debt to Parent                                 8,872      2,541
Less current installments                          550        519
Long-term debt and long-term debt
  to Parent, exluding current
  installments                                 $ 8,322      2,022


The approximate prinicpal maturities of long-term debt and long-term debt to Parent for each of the next five years are $550,000 in 1996, $349,000 in 1997, $7,125,000 in 1998, $275,000 in 1999
and $275,000 in 2000.

In December 1995, the Company entered into a $10 million revolving credit agreement with a bank that extends through December 1998. Under the terms of the credit agreement, LXE must maintain certain ratios related to interest coverage and leverage, and maintain net worth of at least $25 million, among other restrictions. Interest is, at the Company's option, a function of either the bank's prime rate or LIBOR. Additionally, a commitment fee equal to .20% per annum of the daily average unused credit available is payable quarterly in arrears. At December 31, 1995 the Company has $3.1 million of available credit under the revolving credit loan



NOTE 4 - OTHER ASSETS

Following is a summary of other assets (in thousands):

                                                 1995        1994
Investment in non-public U.S. company         $ 2,500         -
Capitalized software costs                      1,167         -
Other                                           1,148         609

     Total other assets                       $ 4,815         609


The Company made an investment in a non-public U.S. company with complementary technologies; the investment comprised a minority ownership interest and a loan repayable in three years.
This investment is valued at cost.

The Company also capitalized $1,167,000 of certain costs incurred in 1995 to develop software which will be licensed to customers. Capitalized software costs will be amortized using the greater of the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues or the straight-line method over three years.


NOTE 5 -  STOCK INCENTIVE PLAN

The Company established a stock incentive plan in 1989 with 1,000,000 shares available for grant of restricted shares or options to employees and directors. The exercise prices of the options granted under this plan prior to the Company's initial public offering in 1991 were established at what the board of directors determined to be the fair market values of the Company's common stock at the dates of grant. Subsequent to the public offering, the exercise price of the options granted under this plan has been at 100% of fair market value on the grant date, as determined by the closing price of the Company's stock in the over-the-counter market. These options become exercisable at various dates through 2000, with 318,000 exercisable at December 31, 1995. Certain options are subject to possible acceleration to earlier dates based on achievement of criteria that are expected to be specified in the future. All outstanding options expire not later than 2004.

Following is a summary of activity in the Company's stock option plan for the years ended December 31, 1995 and 1994 (in thousands, except price per share data):

                                           Option
                                           Price        Total
                                            Per         Option
                                 Shares    Share        Price

Options outstanding at
  December 31, 1993                730   $3.77-18.25    $4,023
Grants                              11    8.75-11.25       111
Exercised                          (96)         3.77      (362)
Canceled                           (66)   5.66-18.25      (470)

Options outstanding at
  December 31, 1994                579    3.77-18.25     3,302
Grants                              20         15.00       300
Exercised                         (172)   3.77- 5.66      (660)
Canceled                           (20)   5.66-18.25      (193)

Options outstanding at
  December 31, 1995                407   $3.77-18.25    $2,749

The Company has accounted for the issuance of options to employees under Accounting Principles Board Opinion No. 25 (APB
25), which recognizes compensation cost from the issuance of options based upon the option's "intrinsic value," the amount by which the quoted market price of an option's underlying stock exceeds the amount an employee must pay to acquire the stock.
APB 25 specifies different dates for the pertinent quoted market price, depending on whether the terms of an award are fixed or variable. Substantially all of the options granted by the Company have not resulted in compensation cost under APB 25. In October 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. SFAS 123 requires the recognition or disclosure of compensation cost based upon the "fair value" of a stock option (estimated by an option-pricing valuation model such as Black-Scholes) as of the grant date. The Company intends to comply with the provisions of SFAS 123 beginning in fiscal 1996 by continuing to recognize compensation cost from stock options under the "intrinsic value" method of APB 25, with additional footnote disclosures to be provided, including the pro forma effects of applying the "fair value" method of SFAS 123. Based upon this accounting policy, the Company would not have recognized any compensation cost associated with stock options granted in fiscal 1995, nor does the Company expect to recognize any such cost in 1996.


Note 6 - INCOME TAXES

The income tax expense (benefit) provided for in the Company's consolidated financial statements consists of the following (in thousands):

                                      1995       1994      1993

Consolidated income tax expense
  (benefit)                         $ (191)     2,516       163
Income tax benefit resulting
  from exercise of stock options
  credited to stockholders' equity    (621)      (354)      -

                                    $ (812)     2,162       163


Income tax expense (benefit) differed as follows from the amounts computed by applying the U.S. federal income tax rate of 34% to earnings (loss) before income taxes (in thousands):


                                      1995       1994      1993

Computed "expected" income taxes    $ (121)     2,257       170
State income taxes, net of
  federal income tax benefit           (99)       216        42
Credit for increasing research
  activities                          (141)      (150)     (112)
Effect of higher foreign tax rate      172         50      (121)
Change in valuation allowance          (47)       (30)       77
Benefit from foreign sales
  corporation (FSC)                    (73)      (141)      -
Other, net                             118        314       107

                                    $ (191)     2,516       163


The components of income tax expense (benefit) were (in thousands):

                                      1995       1994      1993

Current:  Federal                   $ (370)     2,102       452
          State                       (162)       395        72
          Foreign                      232         73       -

                                      (300)     2,570       524

Deferred: Federal                      (83)      (130)      (53)
          State                         12        (30)       (8)
          Foreign                      180        106      (300)

                                       109        (54)     (361)

                                    $ (191)     2,516       163


The tax effects of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below (in thousands):

                                                  1995      1994

Deferred tax assets:
  Accounts receivable                          $  170       231
  Inventories                                     186       231
  Accrued compensation costs                      130       115
  Foreign net operating loss carryforward         239       241
  Credits for increasing research activities      141       -
  Other, net                                        3         7

       Total gross deferred tax assets            869       825
       Less valuation allowance                   -         (47)
       Net deferred tax assets                    869       778

Deferred tax liability:
  Property, plant and equipment                  (504)     (529)

  Foreign currency transaction and
    remeasurement gain                            (313)      (88)

       Total gross deferred tax liabilities      (817)     (617)

       Net deferred tax asset                  $   52       161


The components of earnings (loss) before income tax expense
(benefit) were as follows (in thousands):

                                      1995       1994      1993

U.S. earnings (loss) before
  income taxes                     $(1,201)     6,115     1,252
Foreign earnings (loss) before
  income taxes                         845        523      (753)

                                   $  (356)     6,638       499


As of December 31, 1995, the Company had recognized a cumulative deferred tax asset of $239,000 relating to cumulative net operating losses of $725,000 from certain foreign operations, which may be carried forward through 2000. Management believes that the foreign operations will generate adequate earnings before income taxes within the next two years to fully realize this deferred tax asset.


NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summarizes certain information regarding the fair value of the Company's financial instruments at December 31, 1995:

Cash and Cash Equivalents, Trade Accounts Receivable and Accounts
Payable:
The carrying amount approximates fair value because of the short maturity of these instruments.

Other Assets:
Included in other assets at December 31, 1995 is a $2.5 million minority interest investment in a non-public U.S. company made in 1995. Based on the discounted cash flows to be derived from this investment, management estimates that its carrying value approximates its fair value.

Long-Term Debt:
Substantially all of the Company's long-term debt bears interest at variable rates which management believes are commensurate with rates currently available on similar debt. Accordingly, the carrying value of long-term debt approximates fair value.


NOTE 8 - GEOGRAPHIC INFORMATION

The Company operates in one industry segment related to the design and production of wireless data communications systems primarily for materials handling operations. The Company's primary operations are in the United States, but in 1993 the Company also began conducting significant sales and marketing activities through its wholly owned subsidiaries in Europe. Geographic information for the years ended December 31, 1995, 1994 and 1993, as measured by the locale of revenue producing activities, were as follows (in thousands):

                                       1995     1994     1993

Net sales to unaffiliated customers
  United States                      $49,735   56,332   44,380
  Europe                              12,556    6,810    1,273
     Total                           $62,291   63,142   45,653

Operating income (loss)
  United States                      $  (889)   6,130      751
  Europe                                 278      282     (191)
     Total                           $  (611)   6,412      560

Identifiable assets
  United States                      $42,504   41,261   35,908
  Europe                               6,777    4,480    1,957
     Total                           $49,281   45,741   37,865


The Company's intercompany policy is to transfer product at third party prices. Export sales from the U.S. to European affiliates were approximately $6.3 million in 1995, $3.3 million in 1994 and $1.3 million in 1993. Export sales from the U.S. to unaffiliated customers were approximately $10.3 million, $10.8 million, and $8.9 million in 1995, 1994 and 1993, respectively.


NOTE 9 - COMMITMENTS

The Company is committed under several noncancellable operating leases for computer equipment and for sales and administrative office space at its headquarters. All of these leases expire within three years, and the combined minimum annual lease payments are $403,000 in 1996, $218,000 in 1997, and $35,000 in
1998. The Company also has short-term leases for office equipment, regional sales office space, and automobiles. The total rent expense under all operating leases was approximately $1,527,000, $1,032,000, and $1,130,000 in 1995, 1994, and 1993,
respectively.


NOTE 10 - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

Following is a summary of interim financial information for the years ended December 31, 1995 and 1994 (in thousands, except per share data):


                              1995 Quarters Ended
                  March 31   June 30   September 30   December 31

Net sales          $17,306    16,534       11,348       17,103
Gross profit         8,132     7,187        4,151        7,658
Net earnings (loss)    907       817       (2,023)         134
Net earnings (loss)
  per share            .16       .14         (.36)         .02


                              1994 Quarters Ended
                  March 31   June 30   September 30   December 31

Net sales          $13,100    15,300       17,031       17,711
Gross profit         6,911     7,733        8,344        8,831
Net earnings           767       918        1,109        1,328
Net earnings per
  share                .13       .16          .19          .23







INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
LXE Inc.:


We have audited the accompanying consolidated balance sheets of LXE Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LXE Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                    KPMG Peat Marwick LLP



Atlanta, Georgia
January 19, 1996





SELECTED FINANCIAL DATA
(In thousands, except per
share data)
                                           Years Ended December 31
                                     1995    1994    1993    1992    1991

Net sales                          $62,291  63,142  45,653  44,401  38,721
Cost of sales                       35,163  31,323  22,122  19,127  17,413

    Gross profit                    27,128  31,819  23,531  25,274  21,308

Selling, general and adminis-
 trative expenses                   20,993  19,368  16,171  13,802  11,404

Product development and engi-
 neering expenses                    6,746   6,039   6,800   6,337   5,036

    Operating income (loss)           (611)  6,412     560   5,135   4,868

Interest and other income              661     423     149     352     353
Interest expense                      (406)   (197)   (210)   (234)    -

    Earnings (loss) before
     income taxes                     (356)  6,638     499   5,253   5,221

Income taxes                          (191   2,516     163   1,943   1,985


    Net earnings (loss)            $  (165)  4,122     336   3,310   3,236

Net earnings (loss) per common
  and common equivalent share      $  (.03)    .71     .06     .57     .60
Weighted average number of
  common and common equivalent
  shares                             5,532   5,766   5,721   5,786   5,398


                                            Years Ended December 31
                                    1995     1994    1993    1992    1991
(In thousands)

Working capital                   $24,812   23,612  19,750   19,118  16,964
Total assets                       49,481   45,741  37,865   37,115  32,718
Long-term debt                      6,925     350      594      827   1,004
Long-term debt to Parent and
  due to parent - noncurrent        1,397    1,672   1,946    2,221   2,473
Stockholders' equity               32,611   32,298  27,713   27,264  23,663

No cash dividends have been declared or paid during any of the periods presented.






MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
     Consolidated net sales decreased in 1995 due to a third quarter revenue shortfall, mainly in the U.S. market, which management believes was related to the start of the Company's transition to an expanded product line. Much of the decrease in domestic revenues was offset by increased revenues from international markets (particularly Europe), which grew in 1995 to $22.9 million from $17.6 million in 1994. Higher revenues from the Company's European markets were also an important factor in the growth of net sales from 1993 to 1994, as were increased sales through U.S.-based third-party distributors.

     Cost of sales, as a percentage of consolidated net sales, was 56% in 1995, compared with 50% in 1994 and 48% in 1993. This growth was mainly attributable to greater distribution of the Company's products through indirect channels that typically carry lower gross profit margins, and to a more competitive pricing environment. Cost of sales in 1995 was also affected by the transition to an expanded product line, which resulted in higher manufacturing overhead and additional efforts to adapt current generation products to certain customers' requirements.

     Selling, general and administrative expenses have increased over the past three years due to establishment of European sales subsidiaries and expansion of the Company's marketing and internal sales support efforts.

     Product development and engineering expenses totaled $6.7 million in 1995, compared with $6.0 million in 1994 and $6.8 million in 1993. Expenses increased in 1995 from 1994 due to the development of an expanded product line with DOS and Windows capabilities that support client/server networks and emerging software standards. Expenses decreased in 1994 from 1993 upon completing the design of the Company's current generation of products, which was developed and introduced during 1993 and 1992.

     Interest and other income increased in 1995 compared with 1994, due to higher gains from foreign currency transactions and remeasurement associated with European subsidiaries, which more than offset a decrease in interest income from lower cash available for investment. In 1994, higher levels of cash available for investment, as well as gains from foreign currency transactions and remeasurement, resulted in increased interest and other income compared with 1993.

     The effective income tax rate was 54% for 1995, 38% for 1994 and 33% for 1993. The change in 1995 reflected the effect of tax credits for research and development. The increase in 1994 was related to profit growth from European operations and the reduced effect of tax credits of research and development.
LIQUIDITY AND CAPITAL RESOURCES
     Cash and cash equivalents decreased as a result of several factors during 1995, including an increase in inventory levels related to lower sales in the second half of the year. More cash was also used in investing activities in 1995 compared with 1994 as a result of increases in capital expenditures for purchases of equipment, development of product software, and the acquisition of a minority interest in a strategic business partner. Capital expenditures were financed by existing cash and cash equivalents and by borrowing under the revolving credit agreement.

     During 1995, the Company replaced its previous $5 million short-term line of credit with a $10 million, three-year revolving credit agreement with a bank. At December 31, 1995, the Company had $3.1 million remaining under the revolving credit agreement. The Company does not have material existing capital commitments, but does anticipate that continued growth of its business will require cash to finance increased accounts receivable and to continue to acquire capital equipment for use in manufacturing and product development. Management believes that the Company's present cash and cash equivalents and investments, together with cash from operations and currently available external financing, will support its current business activities and capital investment plans.

NEW ACCOUNTING PRONOUNCEMENT
     The Financial Accounting Standards Board has issued Statements of Accounting Standards No. 123, "Accounting for Stock-Based
Compensation," which will be effective for the Company's fiscal year ended December 31, 1996. Management believes that adoption of this new accounting standard will not have a material effect on the Company's financial statements.